UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
FORM 12b-25	SEC File Number: 1-13412
NOTIFICATION OF LATE FILING	Cusip Number: 444144 10 9

(Check one)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HUDSON TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

One Blue Hill Plaza

Address of Principal Executive Office (Street and Number)

Pearl River, NY 10965

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hudson Technologies, Inc. (the “Company”) was not in compliance with (i) the total leverage ratio covenant, calculated as of June 30, 2019, set forth in its Term Loan Credit and Security Agreement, as amended, with U.S. Bank National Association, as agent, and the term loan lenders (the “Term Loan”) and (ii) the minimum liquidity covenant under the Term Loan at July 31, 2019. The Company was also not in compliance with the minimum EBITDA covenant for the four quarters ended June 30, 2019 set forth in its Amended and Restated Revolving Credit and Security Agreement, as amended (the “Revolving Facility”), with PNC Bank, National Association, as administrative agent, collateral agent and lender, PNC Capital Markets LLC as lead arranger and sole bookrunner, and such other lenders thereunder.

The Company is currently seeking a waiver and/or amendment from its lenders under both the Term Loan and the Revolving Facility, which the Company is working to complete on or before August 14, 2019. As a result of the impact of foregoing discussions, the Company is not in a position to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (the “10-Q”) on a timely basis. The Company is working diligently to resolve these matters and management currently believes that the Company will be in a position to file the aforementioned 10-Q not later than August 14, 2019.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Coleman	(845) 735-6000
Name	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended June 30, 2019, the Company’s revenues were $56.0 million, a decrease of 3% compared to $57.8 million in the comparable 2018 period. The Company recorded lower of cost or net realizable value adjustments to its inventory of $9.2 million and $34.7 million during the second quarter of 2019 and 2018, respectively. Due in part to the impact of the inventory adjustments referenced above, the Company’s preliminary net loss for the second quarter of 2019 was $13.7 million, or ($0.32) per basic and diluted share, compared to a net loss of $30.6 million or ($0.72) per basic and diluted share in the second quarter of 2018.

For the six months ended June 30, 2019, the Company’s revenues were $90.7 million, a decrease of 10% compared to $100.3 million in the comparable 2018 period. Due in part to the impact of the inventory adjustments referenced above, the Company’s preliminary net loss for the first half of 2019 was $17.8 million, or ($0.42) per basic and diluted share, compared to a net loss of $33.7 million or ($0.79) per basic and diluted share in the first half of 2018.

HUDSON TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2019	By:	/s/ Nat Krishnamurti
Nat Krishnamurti
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).